July 29, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brick Barrientos

RE:	811-03790
The Quantitative Group of Funds (d/b/a Quant Funds) (the “Trust”):

Mr. Barrientos:

A Post-Effective Amendment to the registration statement of the Trust was filed on May 25, 2010 in order to incorporate changes to the prospectus and statement of additional information to reflect the requirements of the “summary prospectus”. Comments were received from Mr. Barrientos concerning this filing.

The comments and responses are set forth below.

Comments to the Prospectus

Comment 1:	Delete the two legends (referred to below) under the Table of Contents page.

An investment in a Quant Fund is NOT a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

A Quant Fund may not achieve its investment objective and is not intended as a complete investment program. Contact your investment professional to discuss how each Quant Fund fits into your portfolio.

Response 1:	Revisions have been made in response to your comment.

Comment 2:	Under each Fund’s Summary section, delete the ticker for each class of shares.

Response 2:	Revisions have been made in response to your comment.

Comment 3:    Under the “Fee Table and Expenses of the Fund” section for each Fund Summary change the disclosure from:

Fee Table and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. If you buy and sell shares through a broker or other financial intermediary, the intermediary may charge a separate transaction fee. The expenses below are based on actual expenses incurred for the fiscal year ended March 31, 2010.

to

Fee Table and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Response 3:	Revisions have been made in response to your comment.

Comment 4:    Under the “Principal Investment Strategies” section, of the Quant Small Cap Fund Summary section, remove the word generally in the statement “The Fund will generally invest in U.S. small cap companies having a market capitalization (at the time of purchase) from $250 million to $2 billion.”

Response 4:	Revisions have been made in response to your comment.

Comment 5:    Under the “Principal Investment Strategies” section, for each Fund that discloses securities lending risk under “Principal Investment Risk”, add corresponding disclosure to the “Principal Investment Strategies” section.

Response 5:	Revisions have been made in response to your comment.

Comment 6:    Under the “Performance” section of each Fund’s summary section remove the sentence: “Because the chart and table reflect calendar year performance, the numbers will differ from those in the “Financial Highlights” table later in this Prospectus and in the Fund’s shareholder report, which are based on the Fund’s fiscal year end of March 31.”

Response 6:	Revisions have been made in response to your comment.

Comment 7:    Under the “Average Annual Total Returns” section of each Fund’s summary section remove the footnote describing the Index.

Response 7:	Revisions have been made in response to your comment.

Comment 8:    Under the “After-tax returns” section of each Fund summary section, delete the sentence “A Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.” In addition, confirm the accuracy, and revise as necessary, the statement, “After-tax returns on distributions and sales may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of Fund shares.”

Response 8:	Revisions have been made in response to your comment.

Comment 9:    Under the “Management” section of each Fund summary section, confirm and revise as necessary to reflect the role each person named performs as portfolio manager with respect to the Fund (not with the Adviser) and conform information provided under “The Advisors and Portfolio Management” section for each Fund.

Response 9:	Revisions have been made in response to your comment.

Comment 10:  Under the “Tax Information” section of each Fund summary section, add a statement to reflect that tax-advantaged investment plans would be taxed at a later date.

Response 10:	Revisions have been made in response to your comment.

Comment 11:  Under the “Annual Fund Operating Expenses” section of the Quant Long/Short Fund summary section, delete the explanatory footnote, “Represents the cash dividend expense declared on a security for which the Fund has a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security.” to the Dividend Expenses on Short Sales expense listed in the fee table.

Response 11:	Revisions have been made in response to your comment.

Comment 12:  Under the “Average Annual Total Returns” section of the Quant Long/Short Fund, move the footnote “On November 1, 2006, the Long/Short Fund (formerly known as Quant Growth and Income Fund) changed its principal investment strategy and prior to this date did not take short positions as part of its main investment strategies. Performance shown for periods prior to November 1, 2006 does not reflect the new investment strategy. On January 2, 2008, Analytic began serving as Advisor to the Long/Short Fund. Prior to January 2, 2008, SSgA Funds Management, Inc. served as Advisor to the Long/Short Fund.” to the introductory paragraph under the “Performance” section.

Response 12:	Revisions have been made in response to your comment.

Comment 13:  Under the “Principal Investment Strategies” section of the Quant Emerging Markets Fund summary section, change the definition of emerging markets issuer from:

An emerging markets issuer is one that is traded in, or organized under the laws of, the countries that comprise the MSCI Emerging Markets Index (“MSCI EM”).

to

An emerging markets issuer is one that derives at least 50% of its gross revenues or profits from goods or services produced in an emerging market or from sales made in an emerging market.

Response 13:	Revisions have been made in response to your comment.

Comment 14:  Under the “Principal Investment Risks” section, for each Fund that discloses Derivatives risk, revise the sentence, “The Fund may use futures and options on securities, indices and currencies other than derivatives.” to remove or re-word the reference to “other than derivatives” and identify specific derivative investment(s) that will be utilized.

Response 14:	Revisions have been made in response to your comment.

Comment 15:  Under the “Principal Investment Strategies” section, for the Quant Foreign Value Small Cap Fund revise the disclosure to reference that the Fund invests at least 80% of its net assts in small capitalization companies.

Response 15:	Revisions have been made in response to your comment.

Comment 16:  Under the “Principal Investment Strategies” section, for the Quant Foreign Value Small Cap Fund revise the disclosure to remove the word generally in the statement ...”a small cap company will generally have a market capitalization (at the time of purchase) from $50 million to $2 billion.”

Response 16:	Revisions have been made in response to your comment.

Comment 17:  Under the “Average Annual Total Returns” section for the Quant Foreign Value Small Cap Fund, remove the footnote referencing the commencement of operations date, and move the information to the column titled “Life of the Fund”.

Response 17:	Revisions have been made in response to your comment.

Comment 18:  Under the “Additional Information About Investment Strategies and/or Related Risks” section, clarify which strategies and risks are principal or non-principal for each Fund.

Response 18:	Revisions have been made in response to your comment.

Comment 19:  Under the “Advisors and Portfolio Management” section, confirm that all persons listed are acting as portfolio managers and include investment experience for the past five years.

Response 19:	Revisions have been made in response to your comment.

Comment 20:  Under the “Average Annual Total Returns” section for the Quant Foreign Value Small Cap Fund, remove the footnote referencing the commencement of operations date, and move the information to the column titled “Life of the Fund”.

Response 20:	Revisions have been made in response to your comment.

Comments to the Statement of Additional Information

Comment 21:  Under the “Management of the Funds” section, include disclosure responsive to Form N-1A Items 17(b)(1-3) and 17(b)(10).

Response 21:	Revisions have been made in response to your comment.

Comment 22: Under the “Portfolio Managers” section, the paragraph heading “Columbia Compensation Structure and Method Used to Determine Compensation”. Provide additional information with respect to the basis of a portfolio manager’s bonus. In particular, how the relative performance vs. comparable peer group is determined.

Response 22:	Revisions have been made in response to your comment.

Comment 23: Under the “Disclosure of Portfolio Holding” section. Include expanded disclosure with respect to specific entities that are able to receive portfolio holdings information.

Response 23:	Revisions have been made in response to your comment.

Comments to the Annual Report dated March 31, 2010

Comment 24: Under the “Expense Example for the 6 months ended March 31, 2010” on page 3 of the annual report. Confirm that the actual and hypothetical expenses paid information for the Foreign Value Small Cap Fund is accurate.

Response 24:	The correct methodology will be reflected in future financial reports.

Comment 25: Under the “Investment Profile” section for the Quant Small Cap Fund, Quant Long/Short Fund and Quant Emerging Markets Fund (pages 5, 7 and 9 of the annual report), confirm the accuracy of the dates of the since inception information for the respective index of each Fund. Also, include since inception information for the index as compared with the Institutional Class of shares.

Response 25:	These comments will be incorporated in future financial reports.

Comment 26: Under the “Investment Profile” section of the Quant Long/Short Fund, on page 7 of the annual report. In the event a sector allocation in excess of 25% of the total net assets is reported, corresponding commentary should be included in the management discussion and analysis section to with respect to such investment.

Response 26:	The comment will be incorporated in future financial reports.

Comments to the Annual N-SAR

Comment 27: The report of Independent Registered Public Accounting Firm included as an attachment to the N-SAR must include standard language with respect to internal controls and their findings.

Response 27: An incorrect form of consent from the Independent Registered Public Accounting Firm was filed. The N-SAR has been amended to include the correct form.

_______________________

The registrant acknowledges that:

•	The disclosure in the filing is the responsibility of the registrant.
•

Staff comment or changes in response to staff comment in the proposed disclosure in the filing may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Please contact me if you have any further questions at (781) 676-5948.

Sincerely,

/s/Sandra I. Madden

Sandra I. Madden